UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bath & Body Works, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
070830104
(CUSIP Number)
Joshua L. Targoff
Third Point LLC
55 Hudson Yards
New York, NY 10001
(212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 070830104		Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,750,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 070830104		Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 13,750,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 13,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 070830104		Page 4 of 7 Pages

Item 1. Security and Issuer.
This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the shares of common stock, par value $0.50 per share (“Common Stock”), of Bath & Body Works, Inc. (the “Issuer”) and amends the Schedule 13D filed on December 8, 2022 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.
This Amendment No. 1 is being filed to amend Item 4, Item 5, and Item 7 as follows:
Item 4. Purpose of Transaction. Item 4 of the Original Schedule 13D is hereby amended to include the following:
On February 22, 2023, Mr. Loeb sent a letter to the Board of Directors of the Issuer. A copy of the letter is attached as Exhibit 3 hereto and incorporated by reference in this Item 4 in its entirety.
Item 5. Interest in Securities of the Issuer. Item 5 (c) of the Original Schedule 13D is hereby amended to include the following:
(c) Set forth on Schedule A hereto are all transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 21, 2023.
Item 7. Material to Be Filed as Exhibits. Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit Number	Description of Exhibits
3.	Letter to the Board of Directors of the Issuer, dated February 22, 2023.

SCHEDULE 13D
CUSIP No. 070830104		Page 5 of 7 Pages
SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 22, 2023

THIRD POINT LLC

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

SCHEDULE 13D
CUSIP No. 070830104		Page 6 of 7 Pages
SCHEDULE A
This Schedule A sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 21, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
12/30/2022	124,200	$42.14
12/30/2022	18,100	$42.14
12/30/2022	(134,600)	$42.14
12/30/2022	(7,700)	$42.14

SCHEDULE 13D
CUSIP No. 070830104		Page 7 of 7 Pages
INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.	Joint Filing Agreement, dated as of December 8, 2022, by and among the Reporting Persons.*

2.
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, which was previously filed with the SEC on March 5, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.*

3.	Letter to the Board of Directors of the Issuer, dated February 22, 2023.

*	Previously filed.